Exhibit 99.1

Renren Inc. Announces Appointment of Independent Director

BEIJING, June 15, 2012 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), the leading real name social networking internet platform in China, today announced the appointment of Mr. Chuanfu Wang as an independent director.

Mr. Chuanfu Wang is the founder, Chairman and Chief Executive Officer of BYD Company Limited (1211.HK). Headquartered in Shenzhen, China, BYD is one of the world’s leading manufacturers for rechargeable batteries as well as handset components and assembly services. BYD entered into the automotive business in 2003 and is now ranked among the top three domestic manufacturers for passenger cars in China. Recognized as a renowned entrepreneur and technology expert, Mr. Wang was awarded Star of Asia by BusinessWeek in 2003.

Mr. Wang obtained his bachelor’s degree in metallurgy physical chemistry from China’s Central South University of Technology in 1987 and his master’s degree in metallurgy physical chemistry from Beijing Non-Ferrous Research Institute in 1990.

Mr. Wang will replace Mr. Ruigang Li, who resigned from the Board of the Company for personal reasons. Mr. Li’s decision is not the result of any dispute or disagreement with the Company or its Board on any matter relating to the Company’s operations, policies or practices.

“We want to thank Mr. Ruigang Li for his valuable contribution to the Company during his service as a director of the Board,” said Joseph Chen, Chairman and Chief Executive Officer. “Meanwhile, we are very excited to have Mr. Chuanfu Wang join us as an independent director. As a seasoned entrepreneur with deep technology and operational experience, Mr. Wang will provide invaluable expertise to our Board and our Company.”

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren had approximately 154 million activated users as of March 31, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business and financial outlook and quotations from Renren’s management in this announcement, contain forward-looking statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors that may affect the Company’s results of operations are summarized in the Company filings or submission the Company made and available on the website of the United States Securities and Exchange Commission at www.sec.com.

For investor and media inquiries please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com